Austrian

RECEIVED

2006 OCT 30 P 1:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


06017813

SUPPL

October 24, 2006

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG

PROCESSED
NOV 01 2006
THOMSON FINANCIAL

Dr. Prisca Havranek-Kosicek
Corporate Subsidiaries & IR

Encl.

T:\EIR\VORLAGEN\SEC-BRIEF-NEU.DOC

Austrian Airlines
Österreichische
Luftverkehrs AG
Member of IATA

Head Office
Fontanastrasse 1
A-1107 Vienna
Phone +43 (0)5 1766-0
Fax (+43 1) 688 55 05
www.aua.com

Passenger services office
Kärntner Ring 18
A-1010 Vienna
Phone +43(0)5 1766-7630
Reservation
Phone +43 (0)5 1789

Airport Base
A-1300 Vienna-Airport
Phone (+43 1) 7007-0

Disclosure under § 14 HGB:
Stock Company, Vienna
Commercial Court Vienna
FN 111000k
DVR: 0091740

20000496

Austrian

October 24, 2006

Ad-hoc Release

CONSISTENT OPTIMISATION AND CONSOLIDATION AS THE BASIS FOR PROFITABLE GROWTH

Financial Result of the Austrian Airlines Group, January to September 2006

Preamble: The present interim financial statement has been prepared according to the same accounting methods as the annual financial statement as at 31 December 2005, in which adjustments were made to the balance sheet reporting of aircraft overhauls (maintenance reserves) based on IAS 16 and to the calculation of the depreciation of aircraft components. Correspondingly, the reporting of previous years has also been retrospectively adjusted in accordance with IAS 8. Due to its sale, Airest was deconsolidated in the report period. The Travel Value Wien (TVW) subsidiary is to be disposed of by 1 January 2007. The assets and liabilities to be assigned are reported in the balance sheet.

An Overview of the Third Quarter Financial Result

Key figures		07-09/2006	+/- %	01-09/2006	+/- %
Revenue	EURm	748.9	3.2	1,971.7	9.3
EBITDAR adjusted[1]	EURm	126.6	-29.2	253.5	-14.7
EBITDAR	EURm	128.9	-2.4	267.6	20.4
EBIT adjusted[2]	EURm	38.7	25.2	-9.1	72.6
EBIT	EURm	41.0	-	0.0	-
Profit/loss before taxes adjusted[2]	EURm	31.6	46.3	-49.1	20.7
Profit/loss before taxes	EURm	35.2	-	-34.0	66.1
Net cash flow from operating activities	EURm	69.2	-7.4	264.3	4.7
Passengers carried (total)	Passengers	3,419,613	3.6	8,412,709	7.8
Passenger load factor (scheduled services)	%	78.1	-2.0P.	74.2	0.4P.

Legend:

1 Adjusted for profits/losses from disposals of assets and foreign currency valuations at the reporting date.
2 Adjusted for profits/losses from disposals of assets, foreign currency valuations at the reporting date and revaluations of aircraft.

Austrian's Chief Executive Officer Alfred Ötsch issued the following statement on the occasion of the publication of the quarterly report: "The 7.8% increase in traffic volume that we achieved in the first nine months of the year substantiates our strategy of positioning ourselves in the world's strongest growth markets. This also enabled us to improve our operating result (adjusted EBIT) by EUR 24.1m, a 72.6% increase on the figure for the same period in 2005. Our cooperation with the Russian airline alliance AiR Union is extremely promising, and should allow us to continue building upon and further strengthening our current leading market position in Central and East Europe.

With the aim of achieving exclusively profitable growth in future, we must now consistently consolidate our route network – particularly in the area of long-haul – and production overall. As a consequence of the consolidation in the long-haul segment, respective personnel overcapacities will be reduced with social responsibility and the previously fragmented fleets of Austrian and Austrian arrows will be harmonised in accordance with their respective business fields.

The need to increase our productivity, flexibilisation and levels of efficient control over seasonality are being addressed as focus issues and highlighted throughout the Group. Optimisation of production and performance is urgent, and for me represents the common ground in the interrelationship between customers, owners and employees that is crucial for a successful future. The capital increase of around EUR 350 million that we intend to implement will give us the power to sharply accelerate the optimisation of the Austrian Airlines Group already underway, to invest in the quality and earning power of our Focus East strategy, and to strengthen the long-term capital structure of the company.

It will not be possible to achieve a balanced adjusted EBIT in 2006. Depending on other political and economic framework conditions, and subject to any potential restructuring measures, the annual result will be probably better than last year."

Improvement in operating result

The EBIT rose sharply in the third quarter, from EUR 11.8m to EUR 41.0m, an increase of EUR 29.2m. The EBIT adjusted for exchange rate valuations on the reporting date and profits from sales of assets also increased, from EUR 30.9m to EUR 38.7m. Despite the higher kerosene prices, the company managed to achieve a balanced EBIT in the first nine months. This represents an improvement of EUR 80.5m compared to the previous year. The adjusted EBIT rose to EUR –9.1m (2005: EUR –33.2m).
Due to the fact that revenue increased more strongly than operating expenses in the third quarter, the company reported a profit for the period of EUR 35.2m (2005: EUR -21.3m). The cumulative loss for the first nine months of 2006 improved from EUR –100.3m to EUR –25.8m.

Revenue and operating revenue increase

Flight revenue rose by 3.5% in the third quarter to EUR 713.3m and to EUR 1,872.2m (+10.0%) in the first nine months of the year. Operating revenue increased by 1.5% in the third quarter to EUR 759.6m, while cumulative operating revenue rose by 8.5% in the first nine months of 2006 to reach EUR 2,019.9m.

Expenses rise due to high fuel costs

Operating expenses decreased by 2.5% in the third quarter to EUR 718.6m. In the first nine months of the year, meanwhile, operating expenses rose to EUR 2,019.9m (+4.0%), slightly above the increase in production (as measured in available seat kilometers) of 3.2%. Expenses on materials and services rose by 9.9% on last year, due primarily to the dramatic increase in kerosene prices. Compared to last year, fuel expenditure rose by 10.2% in the third quarter to EUR 160.4m, and by 26.6% to EUR 414.4m in the first nine months of 2006. In the third quarter the crude oil price reached an historic high of over USD 78 per barrel. The average kerosene price in the first nine months of the year stood at USD 663 per ton, 18.5% above its level last year. The proportion of total cumulative expenditure before exceptionals accounted for by fuel expenditure has now increased from 17.3% to 20.6% in one year. The cost increases as a result of the oil price could only be passed on to passengers through surcharges to a limited extent. The increase in production, combined with our continuing restrictive staffing policy, enabled us to improve productivity. Personnel expenditure rose by 7.5% in the third quarter to reach EUR 133.9m, and by 6.6% to EUR 394.9m in the first nine months. Especially due to foreign currency devaluations, other expenses fell by 4.4% in the third quarter to EUR 41.0m and in the first nine months by 14.5% to EUR 132.7m.

Net cash flow from operating activities at last year level

Net cash flow from operating activities fell in the third quarter from EUR 74.7m to EUR 69.2m. The cumulative cash flow in the first nine months, at EUR 264.3m, was higher than the previous year's figure of EUR 252.5m. Cash flow from investing activities in the first nine months of the year fell from EUR -182.6m in 2005 to EUR -19.6m, as a result of lower outflows for aircraft purchases and higher receipts from sales of aircraft and financial assets. Net cash flow from financing increased by EUR 203.7m compared to the previous year to EUR -238.7m. Cash stocks increased by EUR 6.0m against the balance sheet date as at 31 December 2005 to reach EUR 126.8m, EUR 23.9m above their value at 30 September 2005.

Market position continues to improve in focus markets

On **scheduled services**, the load factor in the third quarter stood at 78.1%, 2.0 percentage points down on the same period the previous year, while the cumulative load factor for the first nine months of 2006 rose by 0.4 percentage points. The number of passengers carried rose by 5.7% in the third quarter compared to the previous year to reach 2,553,044, while the cumulative figure for the first nine months rose by 10.3%, to 6,867,653. Capacities previously used by Lauda Air in the charter segment were partially incorporated into scheduled operations. Particularly worth a mention here is the significant increase in Business Class passengers on long-haul. Overall, revenue in the scheduled segment over the first nine months increased from EUR 1,484.7m to EUR 1,645.9m (+10.9%). The EBIT improved in the report period to EUR -3.0m (comparison period 2005: EUR -71.6m).

In the **charter** segment, approx. 1.5 million passengers were carried in the first nine months of the year. As a result, passenger volume remained stable compared to the previous year despite a clear decrease in production. The third quarter saw a 10.8% reduction in availability. The number of flights operated was reduced, particularly in the long-haul segment, although this reduction was partly a result of the transfer of individual routes into the scope of the scheduled segment. Despite the lower production, revenue in the charter segment in the first nine months remained stable at EUR 226.3m (previous year: EUR 217.7m). The EBIT improved from EUR -13.1m to EUR -0.4m.

Taken by **geographical segment**, demand for scheduled traffic rose strongly in the first nine months, particularly in the regions of Scandinavia, Southern Europe, Central Europe, Germany and Switzerland. The strongest growth was achieved on long-haul routes heading into Central Asia, Asia and the Middle East. In the long-haul charter segment, while there was a reduction in the number of passengers carried compared to last year, popular seasonal holiday destinations in this segment, including Cancun, Varadero and Punta Cana, continued to be served. Growth was strongest in the medium-haul segment, to destinations in Greece, Spain, Turkey and Egypt.

Strategic fleet adjustment continues

One Airbus A319 and one B737-800 have been newly transferred into the fleet to date this year. Fixed orders are currently in place for one B777-200, with delivery due to take place at the beginning of 2007. Further important steps were taken in the strategic adjustment of the fleet, with one CRJ-100 sold and transferred at end-March 2006 and one A340-200 removed from service at end-March and transferred in May.

In the course of the consistent reduction in unnecessary capacities and the fleet adjustment, one Boeing B737-600, one Dash-8/300 (with purchase agreement) and three Embraer 145 were being leased outside the Austrian Airlines Group as at end-September 2006. One Boeing B737-800 was leased out at end-September to generate additional revenue in the winter months, when load factors are lower. One Boeing B737-300 and one Fokker 100 were in use at the Group's Slovak Airlines subsidiary.

This ad hoc release is not being issued in the United States of America (USA) and must not be distributed to "U.S. persons" (as defined in Regulation S of the U.S. Securities Act of 1933, as amended) or publications with a general circulation in the USA. This ad hoc release does not constitute an offer or invitation to purchase any securities in the USA. The securities of Austrian Airlines Österreichische Luftverkehrs-Aktiengesellschaft have not been registered under the Securities Act and may not be offered, sold or delivered within the USA or to U.S. persons absent from registration under or an applicable exemption from the registration requirements of the United States securities laws.

Rückfragehinweis / For further information: Konzernkommunikation / Corporate Communications - AUSTRIAN AIRLINES GROUP : Johannes DAVORAS / Johann JURCEKA / Livia DANDREA-BÖHM / Patricia STRAMPFER Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johannes.davoras@austrian.com / mailto:johann.jurceka@austrian.com / mailto:livia.dandrea@austrian.com / mailto:patricia.strampfer@austrian.com, www.austrian.com

Dr. Prisca Havranek-Kosicek, Investor Relations, Austrian Airlines, Tel.: +43 (0) 5 1766 - 3311, Fax: +43 (0) 5 1766 3333, e-mail: prisca.havranek-kosicek@austrian.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Konzernkommunikation / Corporate Communications Division of the Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@austrian.com

ad-06-27e (Q3-Ergebnis06).doc

Austrian



Letter to Shareholders
January – September 2006

The Austrian Airlines Group at a glance

		7-9/2006	+/- %	1-9/2006	+/- %
Revenue	EURm	748.9	3.2	1,971.7	9.3
EBITDAR adjusted[1]	EURm	126.6	-29.2	253.5	-14.7
EBITDAR	EURm	128.9	-2.4	267.6	20.4
EBIT adjusted[2]	EURm	38.7	25.2	-9.1	72.6
EBIT	EURm	41.0	-	0.0	-
Loss/Profit before tax adjusted[2]	EURm	31.6	46.3	-49.1	20.7
Loss/Profit before tax	EURm	35.2	-	-34.0	66.1
Cash flow from operating activities	EURm	69.2	-7.4	264.3	4.7
Passengers carried (total)		3,419,613	3.6	8,412,709	7.8
Passenger load factor (scheduled service)	%	78.1	-2.0P.	74.2	0.4P.

1 Adjusted for profit/losses from the disposal of assets and for exchange rate valuations at the reporting date

2 Adjusted for profit/losses from the disposal of assets, for exchange rate valuations at the reporting date and revaluations of aircraft

Austrian

Highlights

Third Quarter: clear recovery effect

- Increase in demand: passengers (scheduled services) +5.7%
- Passenger load factor (scheduled services) falls slightly to 78.1% (-2.0P)
- EBIT improved by EUR 29.2m to EUR 41.0m
- Increase in adjusted EBIT in Q3 to EUR 38.7m (previous year: EUR 30.9m)
- Cumulatively balanced EBIT achieved

Optimization continues

- Capital increase planned
- Reorientation of long-haul programme
- Further steps taken to harmonize fleet
- Quality offensive continues

Further expansion into core Focus East markets

- Strategic cooperation in Russia with AiR Union from March 2007
- New destinations and frequency increases in Eastern European route network

Contacts

Investor Relations
Prisca Havranek-Kosicek
Tel.: ++43 (0)5 1766 - 3311
Fax: ++43 (0)5 1766 - 3333
E-mail: investor.relations@austrian.com
Internet: http://www.austrianairlines.co.at

Communications
Johannes Davoras
Tel.: ++43 (0)5 1766 - 1230
Fax: ++43 (0)1 688 65 26
E-mail: public.relations@austrian.com

Austrian Airlines Head Office
1107 Wien, Fontanastraße 1
Tel.: ++43 (0)5 1766 - 0
Fax: ++43 (0)1 688 55 05
Internet: http://www.austrian.com

A Word from the Board of Management

Dear Shareholders,

The Austrian Airlines Group has been able to continue its growth from the first half-year of 2006 into the third quarter, and achieve a clear increase in its traffic results. The route network of the Group, with its regional focus on the growth regions of Central and Eastern Europe, the Middle East and Asia, represents a competitive advantage. The 2006 summer schedule saw the Group clearly expand its availability in Central and Eastern Europe.

The Group also plans to carry out an ordinary capital increase of around EUR 350 million later this year. The aim is to continue building upon the leading position Austrian enjoys in Eastern Europe as measured by the number of destinations, to speed up the investment in quality, market position and Group optimisation necessary to achieve this by means of a capital injection, and to strengthen the capital structure of the Austrian Airlines Group in the long term.

In order to continue strengthening our route network and ensure its expansion in the strategically important economic region of the Russian Federation, the Austrian Airlines Group intends to launch a strategic cooperation with AiR Union from March 2007 onwards. The cooperation is designed to make possible the use of network synergies through joint network access. With its far-reaching route network, which extends from the Urals, across Central Asia and out to the Pacific, AiR Union is the perfect partner in the East.

If we are to achieve qualitative growth in our network, particularly in view of the high kerosene prices, we must consistently optimise our route portfolio. This means cutting lower-revenue routes. It is in this context that we have decided to terminate our Australia routes, to Sydney and Melbourne, from the end of March 2007. We will also be reorienting the Austrian long-haul programme by strengthening our trans-Atlantic routes over the coming year. From the 2007 summer schedule onwards, Chicago will become a new destination with daily services. We will also be increasing availability to Washington and the number of frequencies to New York.

The three Fokker 70 currently used by Austrian are to be unified with the rest of the Fokker fleet within the scope of Austrian arrows flight operations. This transfer of capacities and the lease out of two Airbus A340-300 next year will make it necessary to cut approximately 350 jobs. We are striving to avoid the need to make layoffs wherever possible in the necessary personnel adjustments.

We carried out a reorganisation of the Group in September with the aim of strengthening the quality, market and customer dimension of the company and designing production processes to be as streamlined and straightforward as possible.

The service sector of the Austrian Airlines Group is a trademark of the high standard of quality available on board of Austrian Airlines Group. Since recently, guests in long-haul Business Class have been offered a new service in the shape of the first on-board Viennese Coffee Shop, with original Viennese coffee speciality being prepared fresh on board. New Business Class, with its comfortable sleeper seats, has already been introduced on all Boeing 777 flights, and will also be used on all Boeing 767 flights in future. The number of Business Class seats is to be increased on long-haul services in combination with the installation of the sleeper seat.

As well as the new fare concept introduced in April and the successful internet offensive, we have brought in an innovative system of traffic flow management designed to optimise revenue. The reintroduction of a free service on board medium-haul flights, which we plan to implement by the end of 2006, will serve to underline the quality inflight service provided by the Austrian Airlines Group.

In an effort to counter the ever-increasing trend in crude oil prices and the high logistics surcharge associated with refuelling in Vienna, the Austrian Airlines Group has been purchasing a percentage of its fuel through other channels since August 2005, and refuelling long-haul flights itself. Despite this, the company remains strongly dependent on OMV. To try to change this situation, the Group applied for a competition law inquiry on OMV pricing policy in July.

The result situation for the financial year is defined by the oil price trend, which hit an historic high in the third quarter, with prices exceeding USD 78 per barrel. Despite a sharp fall in the oil price in recent weeks, the price level remains high. It will not be possible to achieve a balanced adjusted EBIT in 2006. Depending on other political and economic framework conditions, and subject to any potential restructuring measures, the annual result will be probably better than last year.





Alfred Ötsch, CEO | Josef Burger, CCO | Thomas Kleibl, CFO

Business Trends

Adjustments based on IAS 16

The present interim financial statement has been prepared according to the same accounting methods as the annual financial statement as at 31 December 2005, in which adjustments were made to the balance sheet reporting of aircraft overhauls (maintenance reserves) based on IAS 16 and to the calculation of the depreciation of aircraft components. Correspondingly, the reporting of previous years has also been retrospectively adjusted in accordance with IAS 8. Due to its sale, Airest was deconsolidated in the report period. Our Travel Value Wien (TVW) subsidiary is to be disposed of by 1 January 2007. The assets and liabilities to be assigned are reported under 'Assets of disposal group classified as held for sale' in the balance sheet.

Revenue and operating revenue increase

Q3 flight revenue: +3.5%

Flight revenue rose by 3.5% in the third quarter to EUR 713.3m and to EUR 1,872.2m (+10.0%) in the first nine months of the year. Operating revenue increased by 1.5% in the third quarter to EUR 759.6m, while cumulative operating revenue rose by 8.5% in the first nine months of 2006 to reach EUR 2,019.9m.

Expenses rise due to high fuel costs

Crude oil price: USD 78 per barrel

Operating expenses reduced by 2.5% in the third quarter to EUR 718.6m. In the first nine months of the year, meanwhile, operating expenses rose to EUR 2,019.9m (+4.0%), slightly above the increase in production (as measured in available seat kilometers) of 3.2%. Expenses on materials and services rose by 9.9% on last year, due primarily to the dramatic increase in kerosene prices. Compared to last year, fuel expenditure rose by 10.2% in the third quarter to EUR 160.4m, and by 26.6% to EUR 414.4m in the first nine months of 2006. In the third quarter the crude oil price reached an historic high of over USD 78 per barrel. The average kerosene price in the first nine months of the year stood at USD 663 per ton, 18.5% above its level last year. The proportion of total cumulative expenditure before exceptionals accounted for by fuel expenditure has now increased from 17.3% to 20.6% in one year. The cost increases as a result of the oil price could only be passed on to passengers through surcharges to a limited extent. The increase in production, combined with our continuing restrictive staffing policy, enabled us to improve productivity. Personnel expenditure rose by 7.5% in the third quarter to reach EUR 133.9m, and by 6.6% to EUR 394.9m in the first nine months. Particularly affected by foreign currency valuations, other expenses declined by 4.4% to EUR 41.0m in the third quarter and by 14.5% to EUR 132.7m in the first nine month.

Improvement in operating result

Q3 EBIT: EUR 41.0m

The EBIT rose sharply in the third quarter, from EUR 11.8m to EUR 41.0m, an increase of EUR 29.2m. The EBIT adjusted for exchange rate valuations on the reporting date and profits from sales of assets also increased, from EUR 30.9m to EUR 38.7m. Despite the higher kerosene prices, the company managed to achieve a balanced EBIT in the first nine months. This represents an improvement of EUR 80.5m compared to the previous year. The adjusted EBIT rose to EUR –9.1m (previous year: EUR –33.2m).

Due to the fact that revenue increased more strongly than operating expenses in the third quarter, the company reported a profit for the period of EUR 35.2m (2005: EUR -21.3m). The cumulative loss for the first nine months of 2006 improved from EUR –100.3m to EUR –25.8m.

Net cash flow from operating activities stable

Net cash flow from operating activities 1-9/06: EUR 264.3 m

Net cash flow from operating activities fell in the third quarter from EUR 74.7m to EUR 69.2m. The cumulative cash flow, at EUR 264.3m, was lower than the previous year's figure of EUR 252.5m. Cash flow from investing activities in the first nine months of the year fell from EUR -182.6m in 2005 to EUR -19.6m, as a result of lower outflows for aircraft purchases and higher receipts from sales of aircraft and financial assets. Net cash flow from financing activities increased by EUR 203.7m compared to the previous year to EUR -238.7m. Cash stocks increased by EUR 6.0m against the balance sheet date as at 31 December 2005 to reach EUR 126.8m, EUR 23.9m above their value at 30 September 2005.

Strategic fleet adjustment continues

Transfer of CRJ-100 and A340-200

One Airbus A319 and one B737-800 have been newly transferred into the fleet to date this year. Fixed orders are currently in place for one B777-200, with delivery due to take place at the beginning of 2007. Further important steps were taken in the strategic adjustment of the fleet, with one CRJ-100 sold and transferred at end-March 2006 and one A340-200 removed from service at end-March and transferred in May.

In the course of the consistent reduction in unnecessary capacities and the fleet adjustment, one Boeing B737-600, one Dash-8/300 (with purchase agreement) and three Embraer 145 were being leased outside the Austrian Airlines Group as at September 2006. In addition one Boeing B737-800 was leased out at end-September to generate additional revenue in the winter months, when load factors are lower. One Boeing B737-300 and one Fokker 100 were in use at the Group's Slovak Airlines subsidiary.

Segments

Under IFRS, the business segments of the Austrian Airlines Group are divided into the individual segments of scheduled, charter and complementary services.

Q3 scheduled passengers: +5.7%

On **scheduled services**, the load factor in the third quarter stood at 78.1%, 2.0 percentage points down on the same period the previous year, while the cumulative load factor for the first nine months of 2006 rose by 0.4 percentage points. The number of passengers carried rose by 5.7% in the third quarter compared to the previous year to reach 2,553,044, while the cumulative figure for the first nine months rose by 10.3%, to 6,867,653. Capacities previously used by Lauda Air in the charter segment were partially incorporated into scheduled operations. Particularly worth a mention here is the sharp increase in Business Class passengers on long-haul. Overall, revenue in the scheduled segment over the first nine months increased from EUR 1,484.7m to EUR 1,645.9m (+10.9%). The EBIT improved in the report period to EUR -3.0m (comparison period 2005: EUR -71.6m).

Charter: reduction in capacity

In the **charter** segment, 1.545.056 million passengers were carried in the first nine months of the year. As a result, passenger volume remained stable compared to the previous year despite a sharp fall in production. The third quarter saw a 10.8% reduction in capacity. The number of flights operated fell sharply, particularly in the long-haul segment, although this reduction was partly a result of the transfer of individual routes into the scope of the scheduled segment. Despite the lower production, revenue in the charter segment in the first nine months remained stable at EUR 226.3m (previous year: EUR 217.7m). The EBIT improved from EUR -13.1m to EUR -0.4m.

Revenue in the **complementary services** segment (which includes third-party handling, airport duty free sales, technical services, aircraft leasing and other areas) reached EUR 99.5m in the first nine months of 2006 (previous year: EUR 100.8m). The EBIT totalled EUR 3.4m (previous year: EUR 4.2m).

Traffic increase on long-haul

Taken by **geographical segment**, demand for scheduled traffic rose strongly in the first nine months, particularly in the regions of Scandinavia, Southern Europe, Central Europe, Germany and Switzerland. The strongest growth was achieved on long-haul routes heading into Central Asia, Asia and the Middle East. In the long-haul charter segment, while there was a reduction in the number of passengers carried compared to last year, popular seasonal holiday destinations in this segment, including Cancun, Varadero and Punta Cana, continued to be served. Growth was strongest in the medium-haul segment, to destinations in Greece, Spain, Turkey and Egypt.

Austrian Airlines on the Capital Market

Sideways movement in Austrian Airlines share price

Share price trend

The trend in the price of airline shares has continued to be influenced by the highly volatile oil price trend in recent months. Austrian Airlines shares were able to recover strongly from their year-end price as at 31 December 2005 of EUR 6.57, rising to a high of EUR 9.17 on 5 April 2006. After falling to a low of EUR 6.21 on 14 June 2006, the share price has experienced a period of sideways movement, closing at EUR 7.27 on 30 September 2006. The share price has risen by 11.0% since the beginning of the year.

No dividends for 2005

The financial strategy of the Austrian Airlines Group is designed to achieve lasting restructuring of the operating result and a reduction in the level of debt. Due to the lack of a balance sheet profit at the parent company, it was not possible to pay a dividend for the financial year 2005.

Investor Relations – comprehensive information for the Financial Community

Transparent communications

The Investor Relations strategy of the Austrian Airlines Group is designed to provide the financial community with a comprehensive range of information, and firmly oriented towards openness and transparency. The company's active dialogue with all capital market players continued in the report period at a number of international events. The Annual General Meeting was held on 22 May 2006. Interested investors can access an extensive range of information surrounding the company at www.austrianairlines.co.at.

Financial Calendar

Extraordinary General Meeting	2 November 2006

Consolidated Income Statement

EURm		1-9/2006	1-9/2005[1,2]	+/- %	7-9/2006	7-9/2005[1,2]	+/- %
Traffic revenue		1,872.2	1,702.4	10.0	713.3	689.3	3.5
Other revenue		99.5	100.8	-1.3	35.6	36.5	-2.5
Revenue		1,971.7	1,803.2	9.3	748.9	725.8	3.2
Changes in inventories		4.4	0.5	-	1.6	0.1	-
Result from disposal of non-current assets		-1.5	7.4	-	-0.2	5.4	-
Other income[3]		45.3	51.3	-11.7	9.3	17.3	-46.2
Operating revenue		2,019.9	1,862.4	8.5	759.6	748.6	1.5
Expenses for materials and services excl. rentals		-1,224.7	-1,114.7	-9.9	-455.8	-449.0	-1.5
Personnel expenses		-394.9	-370.3	-6.6	-133.9	-124.6	-7.5
Other expenses[4]		-132.7	-155.2	14.5	-41.0	-42.9	4.4
EBITDAR		267.6	222.2	20.4	128.9	132.1	-2.4
EBITDAR adjusted[5]		253.5	297.2	-14.7	126.6	178.9	-29.2
Depreciation and amortisation[6]		-215.0	-256.5	16.2	-69.8	-105.0	33.5
Rentals		-52.6	-46.2	-13.9	-18.1	-15.3	-18.3
Operating expenses		-2,019.9	-1,942.9	-4.0	-718.6	-736.8	2.5
Result from operating activities (EBIT) before associates		0.0	-80.5	-	41.0	11.8	-
Result from operating activities (EBIT) adjusted before associates[7]		-9.1	-33.2	72.6	38.7	30.9	25.2
Share of profits in associates		0.1	2.5	-96.0	1.8	2.7	-33.3
Financial expenses		-56.4	-54.2	-4.1	-19.7	-18.1	-8.8
Financial income		25.4	22.5	12.9	10.8	8.4	28.6
Result from the disposal of financial assets		2.6	0.2	-	1.6	0.2	-
Other financial expenses and income		-5.7	9.3	-	-0.3	-0.1	-
Financial result		-34.0	-19.7	-72.6	-5.8	-6.9	15.9
Loss/Profit before tax		-34.0	-100.2	66.1	35.2	4.9	-
Loss/Profit before tax adjusted[7]		-49.1	-61.9	20.7	31.6	21.6	46.3
Income taxes		-1.5	-1.7	11.8	-	-28.3	-
Loss/Profit from continuing operations		-35.5	-101.9	65.2	35.2	-23.4	-
Loss/Profit from continuing operations adjusted[7]		-50.6	-63.6	20.4	31.6	-6.7	-
Loss/Profit from operations held for sale		9.7	1.6	-	-	2.1	-
Net loss/net profit for the period		-25.8	-100.3	74.3	35.2	-21.3	-
Net loss/net profit for the period adjusted[7]		-40.9	-62.0	34.0	31.6	-4.6	-
Attributable to: Shareholders of Austrian Airlines AG		-25.0	-99.6	74.9	34.9	-21.5	-
Minority interests		-0.8	-0.7	-14.3	0.3	0.2	50.0
Earnings per share	EUR	-0.77	-3.08	75.0	1.08	-0.66	-
Earnings per share diluted	EUR	-0.77	-3.08	75.0	1.08	-0.66	-

1 Figures for 2005 restated according to IAS 8 and IAS 16
2 Figures for 2005 have been regrouped according to changes in reporting structure
3 Inclusive of profits from exchange rate valuations at the reporting data in 2006 (EUR 14.6m)
4 Inclusive of losses from exchange rate valuations at the reporting data in 2005 (EUR -26.9m)
5 Adjusted for profits/losses from the disposal of assets and for exchange rate valuations at the reporting date
6 Inclusive of revaluations according to IAS 36, Impairment (2006: EUR -5.0m, 2005: EUR -27.8m)
7 Adjusted for profits/losses from the disposal assets, for exchange rate valuations at the reporting data and revaluations of aircraft

Austrian

Consolidated Balance Sheet

Assets

EURm	30.9.2006	31.12.2005	+/- %	30.9.2005[1]	+/- %
Intangible assets	21.9	25.1	-12.7	28.4	-22.9
Aircrafts	2,196.3	2,274.4	-3.4	2,315.6	-5.2
Other tangible assets	56.4	57.2	-1.4	160.5	-64.9
Investments in associates using the equity method	12.8	12.7	0.8	15.8	-19.0
Securities and loans	157.4	197.3	-20.2	222.9	-29.4
Other non-current assets	44.1	74.2	-40.6	78.3	-43.7
Defferred tax assets	95.9	95.2	0.7	95.8	0.1
Non-current assets	2,584.8	2,736.1	-5.5	2,917.3	-11.4
Inventories	53.4	57.9	-7.8	57.3	-6.8
Trade receivables	229.4	178.2	28.7	211.2	8.6
Other current assets	61.8	64.3	-3.9	85.7	-27.9
Cash and cash equivalents	126.8	120.8	5.0	102.9	23.2
Assets of disposal group classified as held for sale	9.8	42.0	-76.7	43.3	-77.4
Current assets	481.2	463.2	3.9	500.4	-3.8
Total assets	3,066.0	3,199.3	-4.2	3,417.7	-10.3

Shareholders' equity and liabilities

EURm	30.9.2006	31.12.2005	+/- %	30.9.2005[1]	+/- %
Issued share capital	247.2	247.2	-	247.2	-
Reserves	316.7	447.6	-29.2	443.9	-28.7
Accumulated losses	-25.0	-130.7	-	-99.6	74.9
Equity attributable to shareholders of Austrian Airlines AG	538.9	564.1	-4.5	591.5	-8.9
Minority interests	1.7	1.5	13.3	1.6	6.3
Shareholders' equity	540.6	565.6	-4.4	593.1	-8.9
Provisions	280.9	268.6	4.6	252.4	11.3
Interest-bearing liabilities	1,186.4	1,326.3	-10.5	1,498.0	-20.8
Other liabilities	32.3	27.5	17.5	27.6	17.0
Non-current liabilities	1,499.6	1,622.4	-7.6	1,778.0	-15.7
Provisions	226.5	165.5	36.9	204.3	10.9
Interest-bearing liabilities	411.9	469.5	-12.3	369.0	11.6
Income tax liabilities	3.4	3.6	-5.6	3.6	-5.6
Other liabilities	380.7	354.1	7.5	449.2	-15.2
Liabilities directly associated with the assets classified as held for sale	3.3	18.6	-82.3	20.5	-83.9
Current liabilities	1,025.8	1,011.3	1.4	1,046.6	-2.0
Total shareholders' equity and liabilities	3,066.0	3,199.3	-4.2	3,417.7	-10.3

1 Figures for 2005 restated according to IAS 8 and IAS 16

Austrian

Statement of changes in Shareholders' Equity

EURm	Issued share capital	Capital reserves	Reserves: Currency translation	Reserves: Reserve according to IAS 39	Reserves: Share owned by the company	Accumulated losses/ profits	Equity attributable to shareholders of Austrian Airlines AG	Minority interests	Shareholders' equity
As at 31.12.2004 restated[1]	247.2	24.7	-	-9.3	-14.8	436.7	684.5	1.9	686.4
Currency differences									
Valuation investments									
Other changes from hedging instruments				7.2					
Other changes from deferred taxes									
Other changes						-0.6	-0.6	0.4	-0.2
Total sums not affecting the operating result				7.2		-0.6	6.6	0.4	7.0
Net loss for the period						-99.6	-99.6	-0.7	-100.3
As at 30.9.2005 restated[1]	247.2	24.7	-	-2.1	-14.8	336.5	591.5	1.6	593.1
As at 31.12.2005	247.2	24.7	0.1	0.6	-14.8	306.3	564.1	1.5	565.6
Currency differences									
Valuation investments									
Other changes from hedging instruments									
Other changes from deferred taxes									
Other changes			-0.1			-0.1	-0.2	1.0	0.8
Total sums not affecting the operating result			-0.1			-0.1	-0.2	1.0	0.8
Net loss for the period						-25.0	-25.0	-0.8	-25.8
As at 30.9.2006	247.2	24.7	-	0.6	-14.8	281.2	538.9	1.7	540.6

1 Figures for 2004 and 2005 restated according to IAS 8 and IAS 16

Austrian

Consolidated Cash Flow Statement

EURm	1-9/2006	1-9/2005[1]	+/- %	7-9/2006	7-9/2005[1]	+/- %
Loss/Profit before tax	-24.3	-98.6	75.4	35.3	7.0	-
Depreciation and amortisation	215.0	256.5	-16.2	69.8	104.9	-33.5
Loss/Profit from disposal of non-current assets	-4.5	-7.6	40.8	4.8	-5.6	-
Share of profits in associates	-0.1	-2.5	96.0	-1.8	-2.7	33.3
Financial expenses	56.4	54.3	3.9	19.7	18.3	7.7
Financial income	-25.4	-22.5	-12.9	-10.8	-8.4	-28.6
Increase/decrease in inventories	4.5	-4.5	-	5.0	2.6	92.3
Increase/decrease in receivables and other assets	-45.2	-64.1	29.5	-33.6	-17.8	-
Increase/decrease in provisions	73.3	16.9	-	21.6	-21.6	-
Increase/decrease in other liabilities	30.9	96.3	-67.9	-39.2	1.3	-
Foreign currency losses/gains	-14.6	26.9	-	-1.4	-3.3	57.6
Income taxes paid	-1.7	1.4	-	-0.2	-	-
Cash flow from operating activities	264.3	252.5	4.7	69.2	74.7	-7.4
Purchase of tangible and intangible assets	-141.1	-259.6	45.6	-21.8	-69.9	68.8
Proceeds/Purchase of other financial assets	70.0	35.2	98.9	10.0	34.6	-71.1
Purchase from subsidiaries minus cash and cash equivalents	-3.2	0.7	-	-3.2	-	-
Proceeds from disposal of non-current assets	38.0	18.6	-	-0.3	12.1	-
Financial income received	16.7	22.5	-25.8	5.9	8.4	-29.8
Cash flow from investing activities	-19.6	-182.6	89.3	-9.4	-14.8	36.5
Borrowing of interest-bearing liabilities	103.8	230.2	-54.9	22.1	94.4	-76.6
Payment of interest-bearing liabilities	-286.6	-210.9	-35.9	-115.5	-111.3	-3.8
Financial expenses paid	-55.9	-54.3	-2.9	-20.5	-18.3	-12.0
Cash flow from financing activities	-238.7	-35.0	-	-113.9	-35.2	-
Increase/decrease of cash and cash equivalents	6.0	34.9	-82.8	-54.1	24.7	-
Cash and cash equivalents at beginning of period	120.8	68.0	77.6	180.9	78.2	-
Cash and cash equivalents at end of period	126.8	102.9	23.2	126.8	102.9	23.2

1 Figures for 2005 restated according to IAS 8 and IAS 16

Austrian

Traffic Statistics and Key Figures

Employees

	1-9/2006	1-9/2005	+/- %	7-9/2006	7-9/2005	+/- %
Average[1]	8,618	8,466	1.8	8,736	8,637	1.1
End of period[1]	8,655	8,606	0.6	-	-	-

Traffic Statistics (Scheduled and Charter traffic)

Scheduled traffic		1-9/2006	1-9/2005	+/- %	7-9/2006	7-9/2005	+/- %
Revenue passenger kilometers	(000)	15,126,593	14,089,691	7.4	5,591,851	5,767,513	-3.0
Available seat kilometers	(000)	20,374,026	19,073,547	6.8	7,159,371	7,200,340	-0.6
Passenger load factor	in %	74.2	73.8	0.4P.	78.1	80.1	-2.0P.
Passengers carried		6,867,653	6,229,097	10.3	2,553,044	2,414,320	5.7
Block hours		230,128	213,097	8.0	79,753	77,139	3.4
RTK	(000)	2,046,972	1,898,141	7.8	739,254	764,325	-3.3
ATK	(000)	2,825,134	2,646,422	6.8	998,280	1,005,135	-0.7
Overall load factor	in %	72.5	71.8	0.7P.	74.1	76.1	-2.0P.
Total tons		126,564	115,193	9.9	42,756	42,469	0.7
Charter traffic							
Available seat kilometers	(000)	3,758,028	4,307,159	-12.7	1,720,710	1,929,115	-10.8
Passengers carried		1,545,056	1,574,693	-1.9	866,569	886,145	-2.2
Block hours		34,932	37,849	-7.7	16,902	17,935	-5.8
Total							
Revenue passenger kilometers	(000)	18,075,201	17,417,738	3.8	7,044,795	7,388,915	-4.7
Available seat kilometers	(000)	24,132,054	23,380,706	3.2	8,880,081	9,129,456	-2.7
Passenger load factor	in %	74.9	74.5	0.4P.	79.3	80.9	-1.6P.
Passengers carried		8,412,709	7,803,790	7.8	3,419,613	3,300,465	3.6
RTK	(000)	2,334,074	2,231,513	4.6	879,525	924,055	-4.8
ATK	(000)	3,232,929	3,131,297	3.2	1,181,631	1,217,344	-2.9
Overall load factor	in %	72.2	71.3	0.9P.	74.4	75.9	-1.5P.

Capital market figures

		1-9/2006	1-9/2005	+/- %	7-9/2006	7-9/2005	+/- %
„Reuters code"		AUAV.VI					
Share price High	EUR	9.17	10.05	-8.8	7.32	7.16	2.2
Share price Low	EUR	6.21	6.36	-2.4	6.22	6.36	-2.2
Share price (end of period)	EUR	7.27	6.56	10.8	7.27	6.56	10.8
Market capitilisation (end of period)	EURm	227.1	223.0	1.8	227.1	223.0	1.8
Turnover on Vienna Stock Exchange	EURm	171.6	209.8	-18.2	36.6	45.9	-20.3

1 Inclusive employees currently in training and similar